Exhibit (a)(49)

FOR IMMEDIATE RELEASE

PILGRIM’S PRIDE COMPLETES SUCCESSFUL TENDER OFFER

FOR 88.87% OF GOLD KIST SHARES

Expects to Complete Transaction Early January 2007

Subsequent Offering Period to Expire on January 5, 2007

Pittsburg, Texas, December 28, 2006 — Pilgrim’s Pride Corporation (NYSE: PPC) today announced the expiration of its initial offer to acquire all of the outstanding shares of Gold Kist Inc. (NASDAQ: GKIS) common stock for $21.00 per share in cash and the commencement of a subsequent offering period. Pilgrim’s Pride has accepted all shares validly tendered and not properly withdrawn and expects to complete the transaction in early January 2007. The subsequent offering period will expire at 5:00 p.m., New York City Time, on Friday, January 5, 2007, unless extended.

The initial offer and withdrawal rights expired at 5:00 p.m., New York City Time, on Wednesday, December 27, 2006, at which time a total of 45,343,812 shares of Gold Kist common stock, or approximately 88.87% of Gold Kist’s outstanding shares, had been tendered and not withdrawn. Of those shares tendered, 2,366,878 shares of Gold Kist’s outstanding common stock were tendered subject to guaranteed delivery. All shares validly tendered and not properly withdrawn prior to the expiration of the offer have been accepted for payment by Pilgrim’s Pride.

“The completion of this tender offer is a significant milestone for Pilgrim’s Pride,” said O.B. Goolsby, Jr., Pilgrim’s Pride president and chief executive officer. “We look forward to beginning 2007 as a much stronger company, with industry-leading market share, a broad and growing customer base and a balanced portfolio of fresh chicken and value-added products. We are now ready to begin realizing the compelling strategic value and benefits we envisioned from this acquisition and look forward to setting a new standard in the chicken industry.”

As of 9:00 a.m., New York City Time, on December 28, 2006, Pilgrim’s Pride has commenced the subsequent offering period for all remaining shares that have not yet been tendered. The purpose of the subsequent offering period is to enable Gold Kist stockholders who did not tender during the initial offering period to participate in the offer and receive the all-cash $21.00 offer price on an expedited basis. Pilgrim’s Pride urges Gold Kist stockholders to tender their shares during the subsequent offering period. Pilgrim’s Pride will immediately accept all shares validly tendered during the subsequent offering period as they are tendered, and will pay for such shares promptly.

Stockholders who tender their shares during the subsequent offering period will receive the same $21.00 all-cash per share consideration paid during the initial offering period. Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period, except (i) shares cannot be delivered through the guaranteed delivery procedure and (ii) shares tendered during the subsequent offering period may not be withdrawn.

As previously announced, Pilgrim’s Pride and Gold Kist entered into a definitive merger agreement on December 3, 2006, under which Pilgrim’s Pride agreed to acquire all of the outstanding shares of Gold Kist common stock for $21.00 per share in cash. The transaction was unanimously approved by the boards of directors of both Pilgrim’s Pride and Gold Kist and has a total equity value of approximately $1.1 billion, plus the assumption or refinancing of approximately $144 million of Gold Kist’s debt. Upon expiration of the subsequent offering period, Pilgrim’s Pride intends to complete the acquisition of Gold Kist through a merger of its acquisition vehicle, Protein Acquisition Corporation, into Gold Kist, in which all Gold Kist shares not tendered into Pilgrim’s Pride’s offer (other than shares held in the treasury of Gold Kist or held by Pilgrim’s Pride or any of its subsidiaries) will be converted into the right to receive $21.00 per share. Following the merger, Gold Kist will be a wholly owned subsidiary of Pilgrim’s Pride.

The Company also announced that it has completed its tender offer to purchase and related consent solicitation for Gold Kist’s outstanding 10 1/4% Senior Notes due March 15, 2014. The debt tender offer was made in connection with Pilgrim’s Pride’s acquisition of Gold Kist. As of 5:00 p.m., New York City Time, December 27, 2006, the Company had received tenders and related consents with respect to 100% of the aggregate principal amount of the outstanding Gold Kist Notes, all of which were accepted for payment.

Baker & McKenzie LLP and Morris, Nichols, Arsht & Tunnell, LLP are acting as legal counsel and Credit Suisse, Legacy Partners Group LLC and Lehman Brothers Inc. are acting as financial advisors to Pilgrim’s Pride. Innisfree M&A Incorporated is acting as information agent for Pilgrim’s Pride’s offer.

Pilgrim’s Pride Corporation

As a result of this transaction, Pilgrim’s Pride Corporation is the largest chicken producer in the United States and Puerto Rico and the second-largest producer and seller of chicken in Mexico. Pilgrim’s Pride employs approximately 56,500 people and operates 37 processing and 12 prepared-food facilities, with major operations in Texas, Alabama, Arkansas, Florida, Georgia, Kentucky, Louisiana, North Carolina, Pennsylvania, South Carolina, Tennessee, Virginia, West Virginia, Mexico and Puerto Rico as well as other facilities in Arizona, Iowa, Mississippi, Ohio and Utah.

Pilgrim’s Pride products are sold to foodservice, retail and frozen entree customers. The Company’s primary distribution is through retailers, foodservice distributors and restaurants throughout the United States and Puerto Rico and in the Northern and Central regions of Mexico. For more information, please visit http://www.pilgrimspride.com.

Forward-Looking Statements:

Statements contained in this press release that state the intentions, plans, hopes, beliefs, anticipations, expectations or predictions of the future of Pilgrim’s Pride Corporation and its management, including as to the expected benefits of the Gold Kist transaction, are forward-looking statements. It is important to note that the actual results could differ materially from those projected in such forward-looking statements. Factors that could cause actual results to differ materially from those projected in such forward-looking statements include: matters affecting the poultry industry generally, including fluctuations in the commodity prices of feed ingredients, chicken and turkey; additional outbreaks of avian influenza or other diseases, either in our own flocks or elsewhere, affecting our ability to conduct our operations and/or demand for our poultry products; contamination of our products, which has recently and can in the future lead to product liability claims and product recalls; exposure to risks related to product liability, product recalls, property damage and injuries to persons, for which insurance coverage is expensive, limited and potentially inadequate; changes in laws or regulations affecting our operations or the application thereof; competitive factors and pricing pressures or the loss of one or more of our largest customers; currency exchange rate fluctuations, trade barriers, exchange controls, expropriation and other risks associated with foreign operations; management of our cash resources, particularly in light of our leverage, and restrictions imposed by and as a result of, our leverage; inability to effectively integrate Gold Kist’s business or realize the associated cost savings and operating synergies currently anticipated; and the impact of uncertainties of litigation as well as other risks described under “Risk Factors” in our Annual Report on Form 10-K and subsequent filings with the Securities and Exchange Commission. Pilgrim’s Pride Corporation undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Legal Information:

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Gold Kist. Any offers to purchase or solicitation of offers to sell Gold Kist shares will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents) filed with the Securities and Exchange Commission (“SEC”) on September 29, 2006, as supplemented by the Supplement dated December 8, 2006. Gold Kist stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Gold Kist stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at 877-687-1874 (toll free from the U.S. and Canada).

Contacts:

Joele Frank / Steve Frankel

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

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